UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

POINTER TELOCATION LTD.

(Name of Issuer)

Ordinary Shares, NIS 3.00 par value per share	M7946T104

(Title of Class of Securities)	(CUSIP Number)

Orly Tsioni, Adv.
Yigal Arnon & Co.
1, Azrieli Center
Tel-Aviv 67021, Israel
+972-3-608-7851
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 13 Pages)

CUSIP No. M7946T104	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS: DBSI Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,249,864 (1)
	8	SHARED VOTING POWER: 1,648,277 (1) (2)
	9	SOLE DISPOSITIVE POWER: 1,249,864 (1)
	10	SHARED DISPOSITIVE POWER: 1,249,864(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,648,277 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6%
14	TYPE OF REPORTING PERSON: CO

(1)     On August 24, 2006 DBSI Investments Ltd. (“DBSI”) exercised warrants to purchase 32,392 Ordinary Shares of Pointer Telocation Ltd. (“Pointer”), par value NIS 3.00 each, by way of a cashless exercise.

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As a result of the exercise of the warrants DBSI holds 1,249,864 Ordinary Shares of Pointer, par value NIS 3.00 each.

DBSI’s prior holdings in Pointer were purchased in a series of transactions which were completed in March and August 2003, February 2005 and March and April 2006.

DBSI no longer holds any securities convertible into Ordinary Shares of Pointer.

(2)    DBSI entered into Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of Egged’s holdings in Pointer, as shall be from time to time. The principal terms of such agreement, include inter alia, the following provisions:

(a)	The Board of Directors of Pointer shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

(b)	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Pointer’s representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

(c)	DBSI and Egged agreed to vote their shares in Pointer against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Pointer or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Pointer is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Pointer under a pre-money valuation of Pointer that is lower than Pointer’s valuation under the Share Purchase Agreement between Pointer and Egged, dated November 2005, not including new options to employees of Pointer and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Pointer or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

(d)	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

(e)	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

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The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Pointer and for as long as Egged holds at least 9% of the outstanding share capital of Pointer.

Egged currently holds 309,524 Ordinary Shares of Pointer and options to purchase 88,889 Ordinary Shares of Pointer, which are immediately exercisable. Options to purchase 155,039 Ordinary Shares of Pointer which were previously reported as being held by Egged have expired and therefore the number of shares previously reported as being held beneficially by DBSI has decreased.

Based on a number of 3,260,123 Ordinary Shares outstanding as of the date hereof, (including warrants and options exercisable within sixty (60) days by Egged) (according to publicly available information provided by Pointer to date), DBSI is the beneficial owner of 50.6% of the outstanding Ordinary Shares of the Company (including all warrants exercisable within sixty (60) days by Egged).

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CUSIP No. M7946T104	13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS: Barak Dotan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,648,277
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 1,249,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,648,277
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6%
14	TYPE OF REPORTING PERSON: IN

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CUSIP No. M7946T104	13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS: Yossi Ben Shalom I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 1,648,277
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 1,249,864
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,648,277
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.6%
14	TYPE OF REPORTING PERSON: IN

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Item 1.	Security And Issuer.

This Schedule relates to the exercise of warrants by DBSI Investments Ltd. (“DBSI”) to purchase 32,392 Ordinary Shares of Pointer Telocation Ltd., par value NIS 3.00 each. The name of the issuer to which this Schedule relates is Pointer Telocation Ltd. (“Pointer”). Its principal executive offices are located at 1 Korazin Street Givatayim 53583 Israel. This Schedule 13D relates to Pointer’s Ordinary Shares, NIS 3.00 par value per share (the “Ordinary Shares”). The percentage of Ordinary Shares reported in this Schedule 13D as being beneficially owned by DBSI and any other information disclosed herein (other than descriptions of agreements and transactions to which DBSI is a party) is based on publicly available information provided by Pointer or other third parties.

Item 2.	Identity and Background

The Reporting Persons are, DBSI Investments Ltd. (“DBSI”), Barak Dotan and Yossi Ben Shalom. DBSI is controlled by Barak Dotan through his control of B.R.Y.N. Investments Ltd. and by Yossi Ben Shalom through his control of Pulpit Rock Investments Ltd. and White Condor Investments Ltd.

(1)     (a), (b) DBSI Investments Ltd., is a company established in accordance with the laws of Israel, and is located at 85 Medinat Hayehudim Street, Herzlia, 49514, Israel.

    (c)        Occupation and Employment: Not applicable.

    (f)        Citizenship: Not applicable.

The executive officers and directors of DBSI are citizens of the State of Israel, their principal occupations and addresses are set forth below:

Name	Occupation	Address
Yossi Ben Shalom	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel
Barak Dotan	Businessman; Director of companies	85 Medinat Hayehudim Street, Herzlia, 49514, Israel

The following persons may by reason of their interests in and relationships among them with respect to DBSI, be deemed to control DBSI:

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(2)     (a), (b), (c), (f) Mr. Barak Dotan – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of B.R.Y.N. Investments Ltd. (“BRYN”) a company established according to the laws of Israel. Mr. Barak Dotan controls BRYN pursuant to the terms of a power of attorney granted to him by Mr. Boaz Dotan and Mrs. Varda Dotan (“Dotan”). Pursuant to the power of attorney, Barak Dotan is entitled to take all actions to which Dotan would be entitled by virtue of its shareholdings in BRYN, with the exception of the disposition of such shares. According to its terms, Dotan is required to give notice of not less than ninety days to (i) revoke the power of attorney thereby acquiring the ability to vote the shares of BRYN; and (ii) dispose of the shares of BRYN.

(3)     (a), (b), (c), (f) Mr. Yossi Ben Shalom – (see executive officers and directors of DBSI – Item 2) holds his shares of DBSI through his control of White Condor Holdings Ltd. and Pulpit Rock Investments Ltd.

    (d)        Criminal Proceedings: During the previous five (5) years, none of the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)        Civil Proceedings: During the previous five (5) years, neither the Reporting Persons, or to the knowledge of the Reporting Persons, any director or executive officer of DBSI, have been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Persons or any of the individuals identified in this Item 2 was or is subject to a judgment, decree or final order enjoining future violations, of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On August 24, 2006, DBSI exercised warrants to purchase 32,392 Ordinary Shares of Pointer Telocation Ltd. (“Pointer”), par value NIS 3.00 each, by way of a cashless exercise of warrants.

As a result of the exercise of the warrants DBSI holds 1,249,864 Ordinary Shares of Pointer, par value NIS 3.00 each.

Such holdings were purchased in a series of transactions completed in March and August 2003, February 2005, March, April and August 2006.

DBSI no longer holds any securities convertible into Ordinary Shares of Pointer.

The source of funds for each of the above purchases (not including the cashless exercise) was a loan from the shareholders of DBSI. The loans were granted under a framework loan agreement between DBSI and its shareholders entered into in June 2001. Pursuant to the agreement, any loan granted by the shareholders to DBSI shall be repaid within ten years of its grant, and will accrue the higher of: (a) linkage to the US dollar plus an interest rate of LIBOR plus 0.5%; or (b) linkage to the Israeli consumer price index.

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Item 4.	Purpose of Transaction.

        DBSI has acquired securities of Pointer for investment purposes. DBSI intends to review its investment in Pointer and may, based on such review as well as other factors (including, among other things, its evaluation of Pointer’s business, prospects and financial condition, amounts and prices of available securities of Pointer, the market for Pointer’s securities, other opportunities available to DBSI and general market and economic conditions), acquire additional securities of Pointer or sell securities of Pointer, on the open market or in privately negotiated transactions. In addition, based on its review and/or discussions with management, DBSI may explore from time to time a possible restructuring of Pointer. DBSI reserves the right at any time to change its present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of Pointer purchased by it.

        Except as set forth in this Item 4, DBSI has no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although DBSI does not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)     On August 26, 2006 DBSI exercised warrants to purchase 32,392 Ordinary Shares of Pointer Telocation Ltd. (“Pointer”), par value NIS 3.00 each, by way of a cashless exercise.

As a result of the exercise of the warrants DBSI holds 1,249,864 Ordinary Shares of Pointer, par value NIS 3.00 each.

DBSI’s prior holdings in Pointer were purchased in a series of transactions which were completed in March and August 2003, February 2005 and March and April 2006. DBSI no longer holds any securities convertible into Ordinary Shares of Pointer.

DBSI entered into Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of Egged’s holdings in Pointer, as shall be from time to time. The principal terms of such agreement, include inter alia, the following provisions:

—	The Board of Directors of Pointer shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

—	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Pointer’s representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

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—	DBSI and Egged agreed to vote their shares in Pointer against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Pointer or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Pointer is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Pointer under a pre-money valuation of Pointer that is lower than Pointer’s valuation under the Share Purchase Agreement between Pointer and Egged, dated November 2005, not including new options to employees of Pointer and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Pointer or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

—	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

—	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Pointer and for as long as Egged holds at least 9% of the outstanding share capital of Pointer.

Egged currently holds 309,524 Ordinary Shares of Pointer and options to purchase 88,889 Ordinary Shares of Pointer, which are immediately exercisable. Options to purchase 155,039 Ordinary Shares of Pointer which were previously reported as being held by Egged have expired and therefore the number of shares previously reported as being held beneficially by DBSI has decreased.

Based on a number of 3,260,123 Ordinary Shares outstanding as of the date hereof, (including warrants and options exercisable within sixty (60) days by Egged) (according to publicly available information provided by Pointer to date), DBSI is the beneficial owner of 50.6% of the outstanding Ordinary Shares of the Company (including all warrants and options exercisable within sixty (60) days by Egged).

(c)     DBSI did not effect any transaction in the securities of Pointer in the past 60 days.

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(d)     In accordance with a shareholders agreement entered into between DBSI and Egged in November 2004, the parties agreed to vote their holdings, subject of the shareholders agreement, respectively, against a resolution relating to the distribution of dividend of either more or less than 75% of the profits appropriate for distribution, in accordance with Israeli law, unless they shall agree otherwise in a prior written agreement.

(e)     Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

DBSI has entered into a Shareholders Agreement with Egged Holdings Ltd. (“Egged”), dated November 2004 and amended January 2005, in respect of 309,524 Ordinary Shares held by Egged in Pointer. The principal terms of such agreement, include inter alia, the following provisions:

(a)	The Board of Directors of Pointer shall consist of seven directors of which: (i) four members will be nominated by DBSI; (ii) one member will be nominated by Egged; and (iii) two members shall be external directors as required by the Israeli Companies Law, 1999.

(b)	Egged shall have the right to appoint the higher of (i) one director; and (ii) such round number of directors which constitute 20% of Pointer’s representation in the Board of Directors of any direct or indirect subsidiary of the Company, other than Shagrir Vehicle Systems Ltd.

(c)	DBSI and Egged agreed to vote their shares in Pointer against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Pointer or Shagrir Vehicle Systems Ltd.; (iii) entry into or amendment of any shareholders agreement to which Pointer is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Pointer under a pre-money valuation of Pointer that is lower than Pointer’s valuation under the Share Purchase Agreement between Pointer and Egged, dated November 2005, not including new options to employees of Pointer and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Pointer or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

(d)	Except for transfer of shares within the usual trade of the stock exchange, Egged shall grant DBSI a right of first refusal to purchase its shares in the Company in the event Egged shall wish to sell its shares.

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(e)	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI shall grant Egged a tag along right in respect of such sale.

        The term of this agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Pointer and for as long as Egged holds at least 9% of the outstanding share capital of Pointer.

Item 7.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1	Voting Agreement with Egged, dated November 16, 2004 - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

2	Amendment to Voting Agreement with Egged, dated January 30, 2005 - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

3	Joint Filing Agreement dated July 11, 2005, between Barak Dotan and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Dotan - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

4	Joint Filing Agreement dated July 11, 2005, between Yossi Ben Shalom and DBSI Investments Ltd., authorizing DBSI Investments Ltd. to file this Schedule 13D and any amendments hereto on behalf of Mr. Ben Shalom - - incorporated by reference as filed on Schedule 13D/A by DBSI Holdings Ltd. on July 21, 2005 (File No. 005-57523).

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        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2006

DBSI INVESTMENTS LTD. (-)
BARAK DOTAN (-)
YOSSI BEN SHALOM (-)

By:	DBSI INVESTMENTS LTD.

By:	Name: Barak Dotan and Yossi Ben Shalom Title: Director Director

Authorized signatories of DBSI Investments Ltd., for itself and on behalf of Barak Dotan and Yossi Ben Shalom, pursuant to the Consents incorporated by reference as exhibits 3-4 to this Schedule 13D

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